

May 23, 2013

Via Email
Mr. Douglas W. Vicari
Chief Financial Officer
Chesapeake Lodging Trust
1997 Annapolis Exchange Parkway
Suite 410
Annapolis, MD 21401

>   **Re:**   **Chesapeake Lodging Trust**
>   **Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed February 21, 2013**
>   **File No. 001-34572**

Dear Mr Vicari:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

1.   We note your disclosure on page 27 that you believe that the results of operations of your hotels are best explained by three key performance indicators: occupancy, ADR and RevPAR. In future Exchange Act periodic reports, please revise to include occupancy, ADR and RevPAR for your hotels.

Results of Operations, page 28

Comparison of years ended December 31, 2012 and 2011, page 28

2.   We note your statement on page 28 that the results of operations for the year ended December 31, 2012 include the operating activity of 11 hotels for the full year and four

hotels for part of the year, whereas the results of operations for the year ended December 31, 2011 include the operating activity of five hotels for the full year and six hotels for part of the year and, as a result, comparisons of results of operations between the periods are not meaningful. In future Exchange Act periodic reports, please revise to provide net operating income or an equivalent measure of property income and same store net operating income. To the extent that management does not consider net operating income and same store net operating income key performance indicators, please tell us with a view toward disclosure how management tracks the performance of your properties and compares the results of operations between periods.

Non-GAAP Financial Measures, page 30

3.   We note that your non-GAAP measure "FFO available to common shareholders" is not reconciled to the most directly comparable GAAP measure, as your measure includes an adjustment for amounts attributable to unvested time-based awards, and that your measure therefore appears to be inconsistent with NAREIT's definition of FFO. To the extent that you continue to present this adjusted FFO measure, please revise in future filings to rename your non-GAAP measure and to reconcile net income (loss) available to common shareholders to FFO as defined by NAREIT and FFO to your adjusted measure.

4.   We note your disclosure that you adjust FFO and Corporate EBITDA for certain additional recurring and non-recurring items to arrive at AFFO and Adjusted Corporate EBITDA, respectively. Please tell us, and disclose in future Exchange Act periodic filings, which adjustments are non-recurring. In addition, please tell us how you determined these adjustments met the requirements of Item 10(e)(1)(ii)(B) of Regulation S-K.

Capital Expenditures, page 32

5.   We note that you incur significant expenditures relating to renovating and repositioning certain of your hotels. In future Exchange Act periodic reports, to the extent you have material development or redevelopment, please disclose anticipated completion date, scope of development or redevelopment, costs incurred to date, and budgeted costs. In addition, in future Exchange Act periodic reports, to the extent material, please break down total capital expenditures by year for development, renovation, and FF&E replacements or enhancements.

Consolidated Statements of Operations, page F-5

6.   Please revise in future filings to present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees. Refer to SAB Topic 14F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 or Jennifer Gowetski at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant